FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January, 2007
GENERAL GEOPHYSICS COMPANY-VERITAS
(translation of registrant’s name into English)
Tour Main-Montparnasse, 33, avenue du Maine, BP 191, 75755 Paris Cedex 15 FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN: FR0000120164; NYSE : GGY)
COMPAGNIE GENERALE DE GEOPHYSIQUE AND VERITAS DGC INC. ANNOUNCE PRELIMINARY RESULTS OF ELECTIONS FOR MERGER CONSIDERATION
PARIS (January 12, 2007) — Compagnie Générale de Géophysique (NYSE: GGY) and Veritas DGC Inc. (NYSE: VTS) today announced that based on the preliminary results of elections received prior to yesterday’s deadline for making a cash or stock election under the merger agreement, the cash consideration is oversubscribed. The stockholders who elected cash will receive a mix of cash consideration and stock consideration, and the stockholders who elected stock and all stockholders who failed to make a valid election will receive stock consideration. The amount of the cash oversubscription and the exact allocation of the cash merger consideration will not, however, be known until final results of the election process are determined, at the end of the guaranteed delivery period described below.
The elections with respect to a substantial number of the foregoing cash and stock election shares were made pursuant to the notice of guaranteed delivery procedure, which requires the delivery of the share certificates representing such shares of Veritas common stock (or a confirmation evidencing the book-entry transfer of such shares) to the exchange agent by 5:00 p.m., New York City time, on January 17, 2007. If the exchange agent does not receive the required certificates or confirmation by this guaranteed delivery deadline, with respect to any such election, the shares of Veritas common stock subject to such election will be treated as shares that did not make a valid election.
After the final results of the election process are determined, the actual merger consideration, and the allocation thereof, will be computed using the formula in the merger agreement and will be based on, among other things, the actual number of shares of Veritas common stock outstanding immediately prior to the closing time, the final results of the election process, and the average of the per share closing sale prices of the American Depositary Shares of CGG on the New York Stock Exchange, as reported in The Wall Street Journal, during the pricing period (the twenty consecutive trading days ending on the third calendar day before the merger closing date). A press release announcing the final merger consideration will be issued after the final merger consideration is determined.
A more complete description of the merger consideration and the allocation procedures applicable to elections is contained in the proxy statement/prospectus dated November 30, 2006 and first mailed to Veritas stockholders on or about December 5, 2006. Veritas stockholders are urged to read the proxy statement/prospectus carefully and in its entirety. Copies of the proxy statement/prospectus may be obtained for free at the Securities and Exchange Commission’s website at www.sec.gov.
CGG and Veritas expect to complete the merger today. The proposed merger remains subject to the satisfaction of customary conditions to closing contained in the merger agreement.
About CGG
CGG (www.cgg.com) is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
CGG is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164 – NYSE: GGY) and the New York Stock Exchange (under the form of American Depositary Shares, NYSE: GGY).

About Veritas
Veritas DGC, Inc. (www.veritasdgc.com), headquartered in Houston, Texas, is a leading provider of integrated geophysical information and services to the petroleum industry worldwide.
Veritas is listed on New York Stock Exchange under the ticker VTS.
Contact Investor Relations:
Christophe Barnini      Tel.: +33 1 64 47 38 10     e-mail: Invrel@cgg.com     web: www.ccg.com
Contact Press:
Brunswick Tel.: +1 212 333 3810
Forward-Looking Information
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current information and expectations that are subject to a number of risks, uncertainties and assumptions. These risks and uncertainties are more fully described in our reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual outcomes may vary in material respects from those currently anticipated.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE - VERITAS

Date : January 16, 2007	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior Executive Vice President
Technology Control & Planning, and
Communication